525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax

Mark D. Wood Mark.wood@kattenlaw.com 312.902.5493 direct 312.577.8858 fax

March 21, 2013

Submitted via Confidential Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Gupta Barros

Re:	Confidential Submission of Amendment No. 2 to Registration Statement on Form S-1 by Diamond Resorts International, Inc.

Dear Ms. Barros:

On behalf of our client, Diamond Resorts International, Inc. (“Diamond”), we have confidentially submitted Amendment No. 2 (“Amendment No. 2”) to Diamond’s draft Registration Statement on Form S-1 (the “Registration Statement”) to the Securities and Exchange Commission (the “Commission”) today, March 21, 2013. The Registration Statement was initially confidentially submitted to the Commission on January 25, 2013, and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement was confidentially submitted to the Commission on March 7, 2013.

Please note that Amendment No. 2 is being filed solely for the purpose of indicating that Diamond intends to list its common stock on the New York Stock Exchange (the “NYSE”) under the symbol “YES,” which Diamond has been advised by the NYSE that it must do now in order to secure its reservation of such symbol. Accordingly, the only revisions to the Registration Statement in Amendment No. 2 can be found on the cover page of the prospectus and on pages 13, 164 and 171, where, in each case, Diamond indicates that it intends to list its common stock on the NYSE under the symbol “YES.” Diamond will file one or more further amendments to the Registration Statement to add updated financial information and respond to any comments from the Commission.

A limited liability partnership including professional corporations

Securities Exchange Commission

March 21, 2013

If you have any questions regarding the Registration Statement or anything contained in this letter, please contact me at (312) 902-5493 (telephone), (312) 577-8858 (fax) or mark.wood@kattenlaw.com, or contact my colleague Mark Reyes at (312) 902-5612 (telephone), (312) 577-4423 (fax) or mark.reyes@kattenlaw.com.

Sincerely,

/s/ Mark D. Wood

Mark D. Wood

MDW

cc:	David F. Palmer
C. Alan Bentley
Howard S. Lanznar
Lisa Gann
Jared T. Finkelstein
Kris F. Heinzelman
Joseph D. Zavaglia